82-1209

06016286

GGL DIAMOND CORP.

SUPPL

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2006

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2006.

dw 8/23

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		May 31, 2006		November 30, 2005
ASSETS				
Current				
Cash and cash equivalents	$	309,951	$	592,662
Marketable securities		3,800		3,800
Accounts receivable		220,271		127,626
Prepaid expense		4,459		2,831
		538,481		726,919
Mineral properties and deferred exploration costs (Note 1)		13,279,034		12,050,879
Property, plant and equipment		275,388		286,211
	$	14,092,903	$	13,064,009
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	462,676	$	110,685
Current portion of mortgage loan		14,153		14,153
		476,829		124,838
Mortgage loan		20,728		28,109
		497,557		152,947
SHAREHOLDERS' EQUITY				
Share capital (Notes 2, 3)		26,345,932		25,308,996
Contributed surplus		1,125,120		823,329
Deficit		(13,875,706)		(13,221,263)
		13,595,346		12,911,062
	$	14,092,903	$	13,064,009

Commitments (Note 6)
Subsequent Events (Note 7)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2006	May 31, 2005
Administration costs		
Amortization	$ 837	$ 665
Consulting fees	26,795	23,050
Corporate relations	33,420	4,173
Interest expense	507	-
Legal and audit	20,781	20,983
Licences, taxes, insurance and fees	4,972	6,130
Office services and expenses	38,655	32,080
Shareholders' meetings and reports	31,462	22,901
Stock based compensation	212,206	12,642
Travel	58,306	13,285
Operating loss	(427,941)	(135,909)
Other income (loss)		
Interest income	4,790	6,415
Foreign exchange adjustments	(1,172)	274
Gain on sale of equipment	92	-
Other Tax expense	-	(18)
General exploration costs	(41,704)	(43,988)
	(37,994)	(37,317)
Net loss for the period	(465,935)	(173,226)
Deficit, beginning of period	(13,409,771)	(12,372,667)
Deficit, end of period	$ (13,875,706)	$ (12,545,893)
Net loss per share	$ (0.005)	$ (0.002)
Weighted average number of common shares outstanding	93,600,695	78,990,279

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the six months ended
(Unaudited)

	May 31, 2006	May 31, 2005
Administration costs		
Amortization	$ 1,636	$ 1,330
Consulting fees	45,095	81,750
Corporate relations	81,172	8,168
Interest expense	1,013	-
Legal and audit	38,766	35,596
Licences, taxes, insurance and fees	13,137	11,350
Office services and expenses	76,411	78,825
Shareholders' meetings and reports	33,300	28,789
Stock based compensation	301,792	36,027
Travel	62,695	23,083
Operating loss	(655,017)	(304,918)
Other income (loss)		
Interest income	14,009	9,621
Foreign exchange adjustments	(1,617)	274
Gain on sale of equipment	92	-
General exploration costs	(101,093)	(80,908)
Other Tax expense	(53)	(348)
	(88,662)	(71,361)
Net loss before taxes	(743,679)	(376,279)
Future tax recovery	89,236	82,000
Net loss for the period	(654,443)	(294,279)
Deficit, beginning of period	(13,221,263)	(12,251,614)
Deficit, end of period	$ (13,875,706)	$ (12,545,893)
Net loss per share	$ (0.007)	$ (0.004)
Weighted average number of common shares outstanding	93,600,695	78,990,279

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2006	May 31, 2005
Cash flows from (used in) operating activities		
Loss for the period	$ (465,935)	$ (173,226)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	6,711	6,577
- stock based compensation	212,206	12,642
- gain on sale of equipment	(92)	-
	(247,110)	(154,007)
Change in non-cash working capital items:		
- accounts receivable	(122,593)	(108,786)
- prepaid expenses	(4,303)	(1,403)
- accounts payable and accrued liabilities	302,246	159,718
	(71,760)	(104,478)
Cash flows from (used in) financing activities		
Shares issued for cash	122,500	2,230,000
Share issuance cost	(8,352)	(85,150)
Principal reduction of mortgage loan	(3,404)	(3,386)
	110,744	2,141,464
Cash flows from (used in) investing activities		
Mineral property costs	-	(316)
Deferred exploration costs	(765,580)	(487,861)
Proceeds from sale of equipment	100	-
Purchase of equipment	(2,212)	(3,918)
	(767,692)	(492,095)
(Decrease) increase in cash and cash equivalents	(728,708)	1,544,891
Cash and cash equivalents, beginning of period	1,038,659	672,787
Cash and cash equivalents, end of period	$ 309,951	$ 2,217,678
Supplementary cash flow information		
Cash paid for interest charges	$ 506	$ 446

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

		May 31, 2006		May 31, 2005
Cash flows from (used in) operating activities				
Loss for the period	$	(654,443)	$	(294,279)
Adjustment for items not involving cash:				
- amortization of property, plant and equipment		13,204		12,760
- stock based compensation		301,792		36,027
- gain on sale of equipment		(92)		-
- future tax recovery		(89,236)		(82,000)
		(428,775)		(327,492)
Change in non-cash working capital items:				
- accounts receivable		(92,645)		(101,798)
- prepaid expenses		(1,628)		(1,896)
- accounts payable and accrued liabilities		351,991		163,211
		(171,057)		(267,975)
Cash flows from (used in) financing activities				
Shares issued for cash		945,125		2,230,000
Shares issued for cash – flow-through shares		254,960		230,000
Share issuance costs		(73,913)		(94,266)
Principal reduction of mortgage loan		(7,381)		(7,291)
		1,118,791		2,358,443
Cash flows from (used in) investing activities				
Mineral property costs		-		(316)
Deferred exploration costs		(1,228,155)		(749,558)
Proceeds from sale of equipment		100		-
Purchase of equipment		(2,390)		(5,316)
		(1,230,445)		(755,190)
(Decrease) increase in cash and cash equivalents		(282,711)		1,335,278
Cash and cash equivalents, beginning of period		592,662		882,400
Cash and cash equivalents, end of period	$	309,951	$	2,217,678
Supplementary cash flow information				
Cash paid for interest charges	$	1,013	$	1,041

Please see notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2005.

1. Mineral Properties and Deferred Exploration Costs

[----December 1, 2005 to May 31, 2006-----]

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance May 31, 2006
Doyle Lake	$ 2,115,914	$ -	$ 789,666	$ -	$ 2,905,580
Fishback Lake	1,016,316	-	263,475	-	1,279,791
CH	6,512,329	-	171,569	-	6,683,898
Happy Creek	926,920	-	195	-	927,115
McConnell Creek	1,479,400	-	3,250	-	1,482,650
	$12,050,879	$ -	$1,228,155	$ -	$ 13,279,034

	Balance November 30, 2005	2006 Additions	2006 written off	Balance May 31, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	1,228,155	-	12,742,700
	$ 12,050,879	$1,228,155	$ -	$ 13,279,034

Exploration costs incurred during the six months ended:

	May 31, 2006	May 31, 2005
Charter Aircraft	$ 243,598	$ 130,668
Drilling, sampling	328,530	167,743
Licences, recording fees, lease payments	62,689	38,303
Project supplies	26,396	99,072
Salaries and wages	64,036	34,937
Survey	314,928	76,465
Technical and professional services	146,357	161,018
Transportation	41,621	41,352
	$ 1,228,155	$ 749,558

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2005	91,574,647	$24,713,996
Private placement - flow-through share agreements	910,571	254,960
Private placement	3,160,227	556,642
Share issuance costs	-	(73,913)
Exercise of stock options	627,500	145,500
Exercise of warrants - proceeds	417,500	104,375
Re-allocation from share purchase warranty relating to the exercise of share purchase warrants	-	18,312
Flow-through share renunciation	-	(89,236)
Balance, May 31, 2006	96,690,445	$ 25,630,636

	Number of Warrants	Amount
Balance, November 30, 2005	13,564,405	$ 595,000
Private placement	3,160,227	138,608
Exercise of warrants	(417,500)	(18,312)
Balance, May 31, 2006	16,307,132	$ 715,296
Share Capital		**$ 26,345,932**

(c) During the period ended May 31, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

(ii) issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

2. Share Capital, continued

(iii) granted 1,675,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and May 12, 2011.;

(iv) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009.;

(v) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(vi) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

(d) At May 31, 2006, the following share purchase warrants remained unexercised:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.30	March 8, 2007
582,500	$0.30	March 15, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

3. Stock Options

The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued share capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases. This amendment was approved by the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

3. Stock Options, continued

Stock options outstanding as at May 31, 2006:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2005	5,366,000	$0.29
Expired	(757,500)	$0.29
Granted	1,675,000	$0.22
Exercised	(627,500)	$0.23
Options outstanding at May 31, 2006	**5,656,000**	$0.26

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,656,000	3.27	$0.23	5,510,167	$0.26

4. Related Party Transactions

During the six months ended May 31, 2006, the Company was billed $48,000 by a director (May 31, 2005 - $46,612 by two directors) for consulting fees and technical and professional services.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2006 and May 31, 2005.

The Company's total assets are segmented geographically as follows:

	May 31, 2006	May 31, 2005
Canada	$ 13,165,788	$ 12,179,425
United States	927,115	919,308
	$ 14,092,903	$ 13,098,733

6. Commitments

Pursuant to an agreement dated 2001, the Company had agreed to pay its President and Chief Executive Officer $10,000 per month. This agreement has now been dissolved and a new agreement is being prepared. The Company will not be required to make any back payments pursuant to the 2001 agreement.

The Company signed a three-year lease for its head office, including some additional space, in Vancouver until June 30, 2009. The commitment is approximately $49,000; $62,000; $62,500; and $26,400 in each of the years 2006, 2007, 2008 and 2009, respectively.

7. Subsequent Events

Subsequent to May 31, 2006:

i) the Company has raised $904,000 pursuant to a flow - through private placement of units at $0.25 per unit. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants to agents as finders fees.;

ii) 180,000 stock options expired unexercised; and

iii) the Company issued 50,000 common shares pursuant to the exercise of stock options for gross proceeds of $20,000.

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2006
INFORMATION AS OF JULY 27, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended May 31, 2006 should be read in conjunction with the November 30, 2005 Audited Consolidated Financial Statements and the February 28, 2006 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 401,896 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance May 31, 2006
Doyle Lake	$ 2,115,914	$ -	$ 789,566	$ -	$ 2,905,580
Fishback Lake	1,016,316	-	263,475	-	1,279,791
CH	6,512,329	-	171,569	-	6,683,898
Happy Creek	926,920	-	195	-	927,115
McConnell Creek	1,479,400	-	3,250	-	1,482,650
	$12,050,879	**$ -**	**$1,228,155**	**$ -**	**$ 13,279,034**

	Balance November 30, 2005	2006 Additions	2006 written off	Balance May 31, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	1,228,155	-	12,742,700
	$ 12,050,879	**$1,228,155**	**$ -**	**$ 13,279,034**

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Point Lake kimberlite pipe was discovered in 1991; since then, over 300 kimberlite bodies have been found on the Slave Craton, an area approximately 400 km by 600 km. When compared to other cratons in the world, it is apparent that many more kimberlite bodies remain to be found. Today there are three producing diamond mines. The Ekati Mine and the Diavik Mine together have made Canada the world's third largest diamond producer by value, surpassing South Africa; Tahera has recently started mining the Jericho pipe in Nunavut. The Snap Lake and the Gahcho Kue are two new diamond mines being prepared for production by De Beers Canada Inc. ("De Beers") in the NWT.

Doyle Lake, Southeast Slave Craton

The Company has three projects in the Doyle Area located 270 km ENE of Yellowknife. The Doyle Project, 100% GGL-owned mineral claims and leases, contains the Doyle diamond-bearing kimberlite sill. The New Century Project comprises a set of leases acquired from De Beers, Mountain Province Diamonds Inc. ("MPV"), and Camphor Ventures Inc. (subject to a total royalty of 1.5% of net returns). The third Doyle project is the De Beers Doyle joint venture (JV), which consists of five mineral leases adjoining the leases containing the Gahcho Kue diamond deposit.

The Doyle Project

The Doyle Project consists of 27 mineral leases and eight mineral claims and fractional claims that contain a total of 37,165 acres. Five mineral claims are being taken to lease this year. The Doyle Project area is adjoined by claims held by Diamondex to the west, Diamonds North/Southern Era to the south, Diamondex/Majescor to the east, and the De Beers Doyle JV and the New Century Project to the north.

Between 1993 and 1995, two main kimberlite indicator mineral trains and several minor trains were located. One of the trains, which contained high indicator mineral counts per sample (up to 750 grains), was termed the "Gravy Train". In 1996, an evaluation of garnets recovered from heavy mineral surface sampling determined that the source of the garnets should be significantly diamondiferous, and hence worth finding (School of Earth Sciences, Macquarie University, Australia). A similar evaluation of garnets was made by Monopros (De Beers) in 1997, but at that time, the garnets were obtained from the kimberlite itself, which had been located by drilling in late August of 1996 (the Doyle kimberlite sill). This evaluation concluded that the garnets indicate high economic potential for the kimberlite (The Ni-Thermometry and Trace Element Geochemistry of the Garnets from the GGL sill).

In late 2003, De Beers undertook a mineral chemistry analysis of garnets obtained by the 2003 drilling program and concluded that "the current samples contain garnets and spinels whose chemistries indicate significant sampling of a depleted and potentially diamond-bearing mantle. Ilmenite (a kimberlite indicator mineral) chemistry from the current samples suggests an environment conducive to diamond preservation (reducing conditions) whereas previous ilmenite mineral chemistry indicates a more oxidizing environment, suggesting "internal variation in the chemical character of the melt". This latter conclusion is important as it suggests that the diamond grade within the kimberlite could vary within the kimberlite itself, where variations in texture and appearance and microdiamond counts per kilogram also varied from drill hole to drill hole. All of these factors forewarned that an evaluation of diamond grade would require a number of sample sites from the kimberlite.

In August and September of 2005, a 45.5 tonne mini-bulk sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. As this was to be a summer sample, it was important that the site chosen be relatively dry, and for budget considerations, that the kimberlite was close to the surface. Although there are no lakes in the area, other potential sites near the sub-outcrop of the kimberlite would best be done in the frozen conditions of winter. The site chosen had a total of 4 metres of overburden and granite before reaching the kimberlite, which at this location is 3.8 metres thick.

The sample was analysed by Ashton Mining of Canada Inc. ("Ashton") at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds.

The 45.5 tonne kimberlite sample was divided into three sub-samples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by sub-sample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	45526.5	11	53	22	2	2	0	79	6.155	13.52

Howard Coopersmith, P. Geol., a diamond consultant and Qualified Person, observed portions of each DMS treatment and diamond recovery procedure. He stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith described the largest diamonds as a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean crystal of high gem value. He reported that the sample produced a modest grade of diamonds and significant commercial stones from a small tonnage.

Felix Kaminsky, Ph.D., P. Geo., has reviewed the results of the mini-bulk sample, and in his preliminary interpretation, has made the following observations: The initial diamond grade of the kimberlite was probably high. The grade of the sample is low due to resorption of the diamonds and consequent loss of mass. There is a larger proportion of gem quality stones than is usually found in diamond deposits and the quality of the Doyle diamonds is high.

Kimberlite sheets, either vertical or inclined, often contain "blows" where thickness and thus tonnage potential increases. At Snap Lake, for example, this thickening was encountered at an inclined depth of 1 km surrounded by areas that tapered off to less than one metre thick. The Doyle kimberlite has been traced for 2 km along strike and remains open to further extension. We have only one section of drill holes showing that the inclined depth extends to at least 820 metres, and further drilling is required to evaluate the potential for "blows". The thickness of drill intersections to date averages 2 metres and compares favourably with the early work at Snap Lake.

Unlike Snap Lake where the kimberlite is unusually uniform in appearance, the Doyle kimberlite varies and therefore additional drilling is also required to evaluate indicator mineral and microdiamond results. A bulk-sampling program for next winter would be guided by the drilling planned for 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the Doyle kimberlite and will also require exploration by drilling.

The sources of the other kimberlite trains at Doyle have yet to be found and form part of the exploration program.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the surface occupied by the leases under its permits for the development of the Gahcho Kue diamond deposit and does not plan to proceed with exploration on the Doyle Leases. However, GGL believes there is room for exploration without detriment to the permit areas.

As the De Beers JV area contains a number of drill-ready targets, the Company approached De Beers to see if one or more of these could be made available for drilling this spring. An agreement has been signed, under which De Beers will return the LA 4 mineral lease to GGL, but will retain a 1% royalty on any discovery made by GGL. De Beers will also have access to surface areas on LA 4 required for the Gahcho Kue development.

One of two selected drill targets on LA 4 (T Bone Lake) was tested by two drill holes that encountered alteration but no kimberlite. A second target, Quail Lake, is scheduled to be drilled this summer.

The New Century Project

GGL's exploration team has been evaluating the digital data received to date from De Beers for the exploration work completed on the 51,109 acres that comprise the "New Century Project". This Project includes 21 mining leases acquired from MPV, Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of The Doyle Project. Two of the acquired leases are centered 5 km north of the Gahcho Kue diamond deposit currently being prepared for production by De Beers, and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. A preliminary view of the data received to date indicates that all of the acquired leases have exploration potential to find new kimberlites.

The acquired leases contain the MZ Lake kimberlite sheets (shallow dipping sheet-like kimberlite bodies). Four separate kimberlite sheets have been discovered by drilling and all are diamondiferous. One of the kimberlite sheets has been traced for 1 km along strike, although at this time, little is known about the extensions to depth. The kimberlite intersected in drill holes varies from 7 cm to 2.19 m with the largest combined kimberlite intersection of 3.49 m in one drill hole. In drill hole MPV-01-73, 27 microdiamonds and one macrodiamond were recovered from just 5 kg, a most encouraging result.

The Company commenced its spring exploration program in mid-April. Ground geophysical surveys were completed over 16, mainly lake-based targets. Five drill holes were completed before spring breakup made drilling from the ice unsafe.

Diamond drill hole DDH-DO06-210, a vertical hole, was drilled into a 200 m diameter, lake-based, electromagnetic anomaly with associated kimberlite indicator minerals. The hole was drilled to a depth of 104 m and intersected hematitic alteration of the granite which suggests that additional drilling will be required to test this target.

Kimberlite sheets with thicknesses of up to 50 cm were intercepted in one vertical and one inclined (at 55 degrees) hole while testing Anomaly DO 05-A245, 400-600 metres from the diamondiferous MZ kimberlite dyke. The first hole, DDH-DO06-211, drilled into this anomaly encountered at least 10 sheets of macrocrystic kimberlite, ranging in thickness between 20-54 cm, and occurring between 27.0 m to approximately 47.0 m. The hole ended at 101 m in massive granite. A second core hole into Anomaly DO 05-A245, located 325 metres SE of drill hole DO06-211, encountered two sheets of macrocrystic kimberlite, ranging in thickness between 10-12 cm (true).

A third core hole, DDH-DO06-213, 500 m NE of DDH-DO06-212, drilled to test a geophysical anomaly in the MZ area, did not intersect kimberlite.

A geophysical lake target tested by DDH-DO06-214 intersected slightly altered granite.

The remaining lake based targets will require a new winter drilling program.

At the present time, the Company's exploration crews are at the Doyle properties evaluating land-based geophysical targets and conducting indicator mineral sampling along previously established indicator mineral trains. A diamond drill is on the site and will begin by testing land-based targets in the MZ dyke area after which the drill may be moved to the Doyle Project area.

Properties In The Central Slave Craton

Courageous Property

The diamond drill stored at the Zip property over the winter was moved to the Courageous property as winter drilling conditions were no longer viable.

From May 25th to June 15th, a land-based NQ diamond drilling program was carried out on the Courageous claims. A total of five holes were drilled to test two geophysical anomalies on claims CH 20 and CH 21. DDH-CH06-018 and –019 were drilled into Anomaly CO04-A086 with inconclusive results.

Anomaly CO04-A085 was drill-tested and the diamondiferous Bishop Kimberlite was discovered. *(News Release, July 25, 2006)*

The discovery of a diamondiferous kimberlite in this new area raises the possibility of the presence of a cluster of kimberlites as kimberlites seldom occur alone. In addition to the further exploration of the Bishop kimberlite, detailed exploration is planned for the area.

Three angle holes were drilled into the A085 target, which consists of a magnetic high anomaly flanked by an electromagnetic anomaly on the west and a gravity low on the east. Three diamond drill holes were completed, one hole into each of the three geophysical anomalies. Drill hole CH-06-020 was drilled into the magnetic high and encountered a macrocrystic, magmatic (hypabyssal) kimberlite from 98.52m to 100.5m within a six metre zone of alteration, most likely a dyke intrusion. Drill hole CH-06-021 was drilled to test the gravity low and intersected kimberlite between 76.64m and 119.45m, a total of approximately 43m (approximate true width of 38m). In contrast to the intersection in CH-06-020, the kimberlite in CH-06-021 is variable. It comprises an upper interval of approximately 4m of highly weathered, partially disaggregated kimberlite, followed by approximately 4m of magmatic kimberlite, and a lower section of fine- grained, variably-weathered kimberlite. Based on macroscopic examination, this material is interpreted to be volcaniclastic in origin. Only this lower section contained sufficient kimberlite for microdiamond analyses. Drill hole CH-06-022 was drilled to test the EM anomaly; three narrow fine-grained porphyritic intrusions were intersected and require classification by petrographic analysis.

Mineral Services Canada Inc. has been engaged to conduct a petrographic study of the kimberlites encountered and indicator mineral analysis to further evaluate the diamond potential of the kimberlites.

Ten samples of probable volcaniclastic kimberlite from drill hole CH-06-021, weighing a total of 78.2 kilograms, were submitted to Saskatchewan Research Council for diamond recovery by caustic fusion. Six of the ten samples contained one or more microdiamonds for a total recovery of 11 diamonds with the largest diamond recovered on the 0.212 mm bottom sieve, it is a colorless, clear octahedron. The detailed results are shown below.

Interval (m)		Weight (kg)	Bottom Sieve Size (mm)			Total Diamonds
From	To		0.075	0.106	0.212	
76.6	80.3	8.5	2	0	0	2
84.5	87.0	8.1	1	1	1	3
87.0	89.6	8.0	2	0	0	2
89.6	92.6	8.1	2	0	0	2
92.6	95.1	8.0	0	0	0	0
95.1	97.8	8.0	0	1	0	1
97.8	100.6	8.0	1	0	0	1
100.6	104.7	8.0	0	0	0	0
104.7	108.2	8.0	0	0	0	0
108.2	110.6	5.5	0	0	0	0
TOTALS		**78.2**	**8**	**2**	**1**	**11**

The Courageous Property is part of the extensive CH Project area exploration and claim acquisition program that started in the winter of 2000. To date, the Company has incurred approximately $6 million to CH-area exploration consisting primarily of sampling, geophysical surveys and data interpretation, all with the objective of identifying kimberlite targets. Three kimberlites -- Rainer, Adams and Shasta -- located 20km north of the Bishop kimberlite, were discovered in 2001 as part of this exploration campaign.

The CH claim groups, 100%-owned by the Company, include MacKay, Courageous, G Claims, Seahorse, Shoe, Starfish, Zip, Winter Lake North and Winter Lake South, and total over 300,000 acres. Each of the claim groups contains kimberlite indicator minerals from the diamond stability field. Drill targets have been defined and new areas need additional detailed sampling and/or ground geophysical surveys.

This program is operated by GGL, under the supervision of Chris Hrkac in Yellowknife and Torrie Chartier, M.Sc., P.Geo., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

Upon completion of the present program at Doyle, exploration at the Courageous property will be renewed starting with ground gravity geophysical surveys.

GOLD PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100%-owned property was the first property acquired by the Company in 1981. Since that time, the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time, the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better, and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. The mineral property, including a new mineral tenure staked in 2005, consists of 4,878 hectares.

In 1991, Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the low price of copper precluded a follow up program. Now the demand for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome soil samples, which had been analyzed for only six elements.

During the last quarter of 2005, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The analytical results, compiled by consultant Paul W. Richardson, Ph.D., P. Eng., has substantiated the significant copper potential of the McConnell property and Dr. Richardson has recommended that the remaining archived samples be submitted for analysis and that the area of the soil geochemical surveys be extended. As recommended, additional archived samples have been submitted for analysis.

The McConnell property is located 15 km southeast of the Kemess South operating open pit copper mine.

Happy Creek Project, Nevada, USA

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998, Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, Meridian ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done.

Last quarter some of the drill samples were taken from storage and sent out for fluid inclusion studies. Unfortunately, the material did not lend itself to this approach. The potential for a gold zone at depth, as is common elsewhere in Nevada, remains.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2006, the Company's deficit was approximately $13,875,706.

Shares Reserved for Future Issuance: Dilution

As at May 31, 2006, there were 5,656,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at May 31, 2006, the Company had incurred exploration costs on mineral properties of $1,228,155 (charter aircraft $243,598; drilling and sampling $328,530; licences, recording fees and lease payments $62,689; salaries and wages $64,036; surveys $314,928; technical and professional services $146,357; transportation $41,621 and project supplies of $26,396). Exploration costs for the period ended May 31, 2006 are higher than 2005 by $478,596, an increase of 64%. Higher costs in 2006 were from: ground gravity surveys on the Doyle, New Century, Fishback Lake and Courageous claims; drilling on the Doyle, New Century and Courageous claims; assessment fee filings and lease rental payments paid for the CH, Doyle and Fishback Lake claims and sampling costs from the Doyle mini bulk sample program in 2005.

On a per project basis, the Company spent the $1,228,155 exploration costs as follows: $171,569 on the CH project, $789,666 on the Doyle Lake Project, $3,250 on the McConnell Creek, $195 on the Happy Creek Gold/Silver Property, and $263,475 on the Fishback Lake claims.

The Company reported a net loss of $654,443 for the period ended May 31, 2006 compared to a net loss of $294,279 for the period ended May 31, 2005 (an increase of 122% from 2005 to 2006). General administration expenses for the period ended May 31, 2006 were $655,017 compared to $304,918 for the period ended May 31, 2005 (an increase of 115% from 2005 to 2006). The increase in general administration expenses was primarily due to an increase in stock based compensation (2006 - $301,792; 2005 - $36,027), travel costs to find new investors, shareholders meetings and reports and corporate relations expenses.

Stock based compensation increased due to the change in the Company's Stock Option Plan. The Company adopted a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued share capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. All of the stock based compensation expenses related to new stock options and stock options that were not fully vested (except for investor relations consultants' options) were expensed immediately, when the plan was accepted by the TSX Venture Exchange in January 2006.

Corporate relations increased as a result of agreements with two investor relations firms signed late in 2005.

Consulting fees and office services and expenses decreased in 2006. Revenue for the period ended May 31, 2006 was $14,009 consisting of interest income compared with $9,621 for the period ended May 31, 2005. The funds raised during 2005 generated the higher interest income earned in 2006.

Acquisition and Disposition of Resource Properties and Write offs

There were no acquisitions, dispositions or write off of properties during the period ended May 31, 2006.

Related Party Transactions

During the six months ended May 31, the Company was billed $48,000 by one director (May 31, 2005 - $46,612 by two directors), including $44,000 (May 31, 2005 - $37,550) for consulting fees and $4,000 (May 31, 2005 - $9,062) for technical and professional services.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises and additional office space in Vancouver until June 30, 2009. Minimum payments are approximately $49,000; $62,000; $62,500; and $26,400 in each of the years 2006, 2007, 2008 and 2009, respectively.

Pursuant to an agreement dated 2001, the Company had agreed to pay its President and Chief Executive Officer $10,000 per month. This agreement has now been dissolved and a new agreement is being prepared. The Company will not be required to make any back payments pursuant to the 2001 agreement.

The Company has a mortgage loan on its Yellowknife house of approximately $34,881 which becomes due on December 3, 2006.

Critical Accounting Policies

See Managements Discussion and Analysis for the year ended November 30, 2005.

Subsequent Events

Subsequent to May 31, 2006:

(i) the Company has raised $904,000 pursuant to a flow - through private placement of units at $0.25 per unit. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants to agents as finders fees.

(ii) 180,000 stock options expired unexercised and

(iii) the Company issued 50,000 common shares pursuant to the exercise of stock options for gross proceeds of $20,000.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2006. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2006 ($)	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)
Total Revenues	4,790	9,219	7,599	7,756	6,415	3,205	6,919	265
Net Income (Loss)	(465,935)	(188,508)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)
Net income (loss) per share	(0.005)	(0.002)	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004, 2005 or 2006. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at May 31, 2006 of $61,652 compared with $2,067,604 as at May 31, 2005. During the first six months of 2006 the Company raised only 1/3 of the financing that it received during the same period in 2005. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2006 the Company had $20,728 (2005 - $35,515) of long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2006, the Company experienced a negative cash flow of $428,775 (2005 - $327,492) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in corporate relations, shareholders meetings and reports and travel costs and a decrease in administration costs such as consulting fees and office services and expenses. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at May 31, 2006 was $309,951 (2005 - $2,217,678). The decrease in cash position compared to May 31, 2005 was due principally to more funds raised in the first six months of 2005 than in 2006. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

(ii) issued 627,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $145,500;

(iii) granted 1,675,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and May 12, 2011.;

(iv) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009.;

(v) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(vi) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

At May 31, 2006 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.30	March 8, 2007
582,500	$0.30	March 15, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

See Notes 2 and 3 of the Consolidated Financial Statements for May 31, 2006.

See Subsequent Events section.

Outstanding Share data as at July 27, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	**100,356,445**

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	30,000	$0.26	August 29, 2006
Options	50,000	$0.20	August 29, 2006
Options	10,000	$0.20	October 12, 2006
Options	394,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	405,000	$0.26	Jan. 15, 2009
Options	340,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	15,000	$0.26	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	350,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	855,000	$0.20	March 23, 2011
Options	695,000	$0.26	May 12, 2011
Total	**5,426,000**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	3,160,227	$0.30	Dec. 23, 2006
Warrants	1,075,000	$0.30	March 8, 2007
Warrants	582,500	$0.30	March 15, 2007
Warrants	7,777,778	$0.22	April 29, 2007
Warrants	1,666,666	$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Total	**16,307,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com.. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2006

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 28, 2006.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	February 28, 2006	November 30, 2005
ASSETS		
Current		
Cash and cash equivalents	$ 1,038,659	$ 592,662
Marketable securities	3,800	3,800
Accounts receivable	97,678	127,626
Prepaid expenses	500	2,831
	1,140,637	726,919
Mineral properties and deferred exploration costs (Note 1)	12,513,453	12,050,879
Property, plant and equipment	279,896	286,211
	$ 13,933,986	$ 13,064,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 160,774	$ 110,685
Current portion of mortgage loan	14,153	14,153
	174,927	124,838
Mortgage loan	24,132	28,109
	199,059	152,947
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	26,231,784	25,308,996
Contributed surplus	912,914	823,329
Deficit	(13,409,771)	(13,221,263)
	13,734,927	12,911,062
	$ 13,933,986	$ 13,064,009

Subsequent events (Note 7)

On behalf of the Board:

Raymond A. Hrkac, Director

Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2006	February 28, 2005
Administration costs		
Amortization	$ 799	$ 665
Consulting fees	18,300	58,700
Corporate relations	47,752	3,995
Interest expense	507	-
Legal and audit	17,985	14,612
Licences, taxes, insurance and fees	8,165	5,220
Office services and expenses	37,755	46,745
Shareholders' meetings and reports	1,839	5,889
Stock based compensation	89,585	23,385
Travel	4,388	9,797
Operating loss	(227,075)	(169,008)
Other income (loss)		
Foreign exchange adjustments	(446)	-
Interest income	9,219	3,205
Other Tax expense	(53)	(330)
General Exploration costs	(59,389)	(36,920)
	(50,669)	(34,045)
Net loss before tax	(277,744)	(203,053)
Future tax recovery	89,236	82,000
Net loss for the period	(188,508)	(121,053)
Deficit, beginning of period	(13,221,263)	(12,251,614)
Deficit, end of period	$ (13,409,771)	$ (12,372,667)
Loss per share - basic and diluted	$ (0.002)	$ (0.002)
Weighted average number of common shares outstanding - basic and diluted	92,342,124	75,475,242

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2006	February 28, 2005
Cash flows from (used in) operating activities		
Loss for the period	$ (188,508)	$ (121,053)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	6,493	6,183
- stock based compensation	89,585	23,385
- future tax recovery	(89,236)	(82,000)
	(181,666)	(173,485)
Change in non-cash working capital items:		
- accounts receivable	29,948	6,988
- prepaid expenses	2,331	(493)
- accounts payable and accrued liabilities	50,089	3,493
	(99,298)	(163,497)
Cash flows from (used in) financing activities		
Shares issued for cash	822,625	-
Shares issued for cash - flow-through shares	254,960	230,000
Share issuance cost	(65,561)	(9,116)
Principal reduction of mortgage loan	(3,977)	(3,905)
	1,008,047	216,979
Cash flows from (used in) investing activities		
Mineral property costs	-	-
Deferred exploration costs	(462,574)	(261,697)
Purchase of capital assets	(178)	(1,398)
	(462,752)	(263,095)
Increase (decrease) in cash and cash equivalents	445,997	(209,613)
Cash and cash equivalents, beginning of period	592,662	882,400
Cash and cash equivalents, end of period	$ 1,038,659	$ 672,787
Supplementary cash flow information		
Cash paid for interest charges	$ 507	$ 595

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2006

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2005.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance February 28, 2006
Doyle Lake	$ 2,115,914	$ -	$ 186,935	$ -	$ 2,302,849
Fishback Lake	1,016,316	-	231,293	-	1,247,609
CH	6,512,329	-	43,379	-	6,555,708
Happy Creek	926,920	-	97	-	927,017
McConnell Creek	1,479,400	-	870	-	1,480,270
	$12,050,879	**$ -**	**$ 462,574**	**$ -**	**$ 12,513,453**

	Balance November 30, 2005	2006 Additions	2006 written off	Balance February 28, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	462,574	-	11,977,119
	$12,050,879	**$ 462,574**	**$ -**	**$ 12,513,453**

Exploration costs incurred during the three months ended:

	February 28, 2006	February 28, 2005
Chartered Aircraft	$ 8,024	$ -
Drilling, trenching, sampling	122,559	69,326
Licences and recording fees	56,364	30,248
Project supplies	9,884	61,005
Salaries and wages	9,161	9,104
Surveys	199,970	13,418
Technical and professional services	51,026	71,389
Transportation	5,586	7,207
	$ 462,574	**$ 261,697**

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2005	91,574,647	$25,308,996
Private placement - flow-through share agreements	910,571	254,960
Private placement	3,160,227	695,250
Share issuance costs	-	(65,561)
Exercise of stock options	115,000	23,000
Exercise of warrants	417,500	104,375
Flow-through share renunciation		(89,236)
Balance, February 28, 2006	**96,177,945**	**$26,231,784**

(c) During the period ended February 28, 2006:

(i) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares have been spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds.

(ii) the Company issued 115,000 common shares upon the exercise of stock options at $0.20 per common share, for gross proceeds of $23,000;

(iii) the Company granted 120,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share and will expire on December 7, 2010.;

(iv) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(v) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and will be voted on by the Shareholders at the Company's Annual and Special General Meeting

2. Share Capital, continued

(d) At February 28, 2006, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.25/$0.30	March 8, 2007
582,500	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

3. Stock Options

The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period, the Company's Board of Directors approved and granted 120,000 stock options. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. These options expire on December 7, 2010.

Stock options outstanding as at February 28, 2006:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2005	5,366,000	$0.29
Expired	(95,000)	$0.30
Granted	120,000	$0.20
Exercised	(115,000)	$0.20
Options outstanding at February 28, 2006	**5,276,000**	$0.29

3. Stock Options, continued

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,276,000	2.29	$0.29	5,101,000	$0.29

4. Income Taxes

During the three months ended February 28, 2006, the Company issued 910,571 flow-through shares for gross proceeds of $254,960. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at February 28, 2006, the Company renounced the $254,960 flow-through related resource expenditures to investors. All of the funds were spent by February 28, 2006.

5. Related Party Transactions

During the three months ended February 28, 2006, the Company was billed $22,000 (February 28, 2005 – $24,125) by one director, including $18,000 (February 28, 2005 - $18,000) for consulting fees and $4,000 (February 28, 2005 - $6,125) for technical and professional services. As at February 28, 2006, $4,000 was included in accounts payable (February 28, 2005 - $3,875).

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2006 and February 28, 2005.

The Company's total assets are segmented geographically as follows:

	February 28, 2006	February 28, 2005
Canada	$ 13,006,969	$ 10,040,119
United States	927,017	918,016
	$ 13,933,986	**$ 10,958,135**

7. Subsequent Events:

Subsequent to February 28, 2006, the Company:

(a) granted 860,000 stock options to employees, consultants and directors for a period of five years. These options are exercisable at $0.20 per common share and will expire on March 23, 2011;

(b) issued 512,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $122,500; and

(c) had 662,500 stock options expire unexercised.

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2006
INFORMATION AS OF APRIL 26, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended February 28, 2006 should be read in conjunction with the November 30, 2005 Audited Consolidated Financial Statements and the February 28, 2006 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 401,896 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance February 28, 2006
Doyle Lake	$ 2,115,914	$ -	$ 186,935	$ -	$ 2,302,849
Fishback Lake	1,016,316	-	231,293	-	1,247,609
CH	6,512,329	-	43,379	-	6,555,708
Happy Creek	926,920	-	97	-	927,017
McConnell Creek	1,479,400	-	870	-	1,480,270
	$12,050,879	**$ -**	**$ 462,574**	**$ -**	**$ 12,513, 453**

	Balance November 30, 2005	2006 Additions	2006 written off	Balance February 28, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	462,574	-	11,977,119
	$12,050,879	**$ 462,574**	**$ -**	**$ 12,513,453**

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Point Lake kimberlite pipe was found in 1991; since then over 300 kimberlite bodies have been discovered on the Slave Craton, an area approximately 400 km by 600 km. When compared to other cratons in the world, it is apparent that many more kimberlite bodies remain to be found. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine, which, together, have made Canada the

world's third largest diamond producer by value, surpassing South Africa. In March of this year, Tahera Diamond Corp. is expected to start production, followed in 2007 by Snap Lake and several years later by Gahcho Kue, the latter two being brought into production by De Beers Canada Inc. ("De Beers"). The Slave Craton has proven to be one of the world's premier diamond-bearing cratons and a prime area to explore for diamonds.

Doyle Lake, Southeast Slave Craton

The Company has three projects in the Doyle Area, including the 100%-owned mineral claims and leases containing the Doyle diamond-bearing kimberlite sill, known as The Doyle Project. A second set of leases recently acquired from De Beers, Mountain Province Diamonds Inc. ("MPV"), and Camphor Ventures Inc. (subject to a total royalty of 1.5% of net returns), are known as The New Century Project. The remaining five mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV; these leases adjoin the leases containing the Gahcho Kue diamond deposit.

The Doyle Project

The Doyle Project consists of 28 mineral leases and eight mineral claims and fractional claims that contain a total of 39,747 acres. Five mineral claims are being taken to lease this year. The Doyle Project area is adjoined by claims held by Diamondex to the west, Diamonds North/Southern Era to the south, Diamondex/Majescor to the east and the De Beers Doyle JV and the New Century Project to the north.

Between 1993 and 1995, two main kimberlite indicator mineral trains and several minor trains were located. One of the trains, which contained high indicator mineral counts per sample (up to 750 grains), was termed the "Gravy Train". In 1996, an evaluation of garnets recovered from heavy mineral surface sampling determined that the source of the garnets should be significantly diamondiferous, and hence worth finding (School of Earth Sciences, Macquarie University, Australia). A similar evaluation of garnets was made by Monopros (De Beers) in 1997, but at that time, the garnets were obtained from the kimberlite itself, which had been located by drilling in late August of 1996 (the Doyle kimberlite sill). This evaluation concluded that the garnets indicate high economic potential for the kimberlite (The Ni-Thermometry and Trace Element Geochemistry of the Garnets from the GGL sill).

In late 2003, De Beers undertook a mineral chemistry analysis of garnets obtained by the 2003 drilling program, and concluded "that the current samples contain garnets and spinels whose chemistries indicate significant sampling of a depleted and potentially diamond-bearing mantle. Ilmenite (a kimberlite indicator mineral) chemistry from the current samples suggests an environment conducive to diamond preservation (reducing conditions) whereas previous ilmenite mineral chemistry indicates a more oxidizing environment, suggesting "internal variation in the chemical character of the melt". This latter conclusion is important as it suggests that the diamond grade within the kimberlite could vary within the kimberlite itself, where variations in texture and appearance and microdiamond counts per kilogram also varied from drill hole to drill hole. All of these factors forewarned that an evaluation of diamond grade would require a number of sample sites from the kimberlite.

In August and September of 2005, a 45.5 tonne mini-bulk sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. As this was to be a summer sample, it was important that the site chosen be relatively dry, and for budget considerations, that the kimberlite was close to the surface. Although there are no lakes in the area, other potential sites near the sub-outcrop of the kimberlite would best be done in the frozen conditions of winter. The site chosen had a total of 4 metres of overburden and granite before reaching the kimberlite, which at this location is 3.8 metres thick.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds.

The 45.5 tonne kimberlite sample was divided into three sub-samples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by sub-sample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	45526.5	11	53	22	2	2	0	79	6.155	13.52

Howard Coopersmith, P. Geol., a diamond consultant and Qualified Person observed portions of each DMS treatment and diamond recovery procedure. He stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith described the largest diamonds as a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean crystal of high gem value. He reported that the sample produced a modest grade of diamonds and significant commercial stones from a small tonnage.

Felix Kaminsky, Ph.D., P. Geo., has reviewed the results of the mini-bulk sample, and in his preliminary interpretation, has made the following observations. The initial diamond grade of the kimberlite was probably high. The grade of the sample is low due to resorption of the diamonds and consequent loss of mass. There are a larger proportion of gem quality stones than is usually found in diamond deposits and the quality of the Doyle diamonds is high.

Kimberlite sheets, either vertical or inclined, often contain "blows" where thickness and thus tonnage potential increases. At Snap Lake, for example, this thickening was encountered at an inclined depth of 1 km surrounded by areas that tapered off to less than one metre thick. The Doyle kimberlite has been traced for 2 km along strike and remains open to further extension. We have only one section of drill holes showing that the inclined depth extends to at least 820 metres, and further drilling is required to evaluate the potential for "blows". The thickness of drill intersections to date, average 2 metres, compares favourably with the early work at Snap Lake.

Unlike Snap Lake where the kimberlite is unusually uniform in appearance, the Doyle kimberlite varies and therefore additional drilling is also required to evaluate indicator mineral and microdiamond results. A bulk-sampling program for next winter would be guided by the drilling planned for 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the Doyle kimberlite and will also require exploration by drilling.

The sources of the other kimberlite trains at Doyle have yet to be found and form part of the exploration program.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the surface occupied by the leases under its permits for the development of the Gahcho Kue diamond deposit and does not plan to proceed with exploration on the Doyle Leases. However, GGL believes there is room for exploration without detriment to the permit areas.

As the De Beers JV area contains a number of drill-ready targets, the Company approached De Beers to see if one or more of these could be made available for drilling this spring. On March 20, the Company announced it had signed an agreement with De Beers Canada Inc. under which the LA 4 mineral lease was returned to GGL. De Beers will retain a 1% royalty on any discovery made by GGL and will also retain access to surface areas on LA 4 required for the Gahcho Kue development.

Two targets on LA 4 are drill-ready and the Company plans to drill at least one of the targets this spring.

The New Century Project

GGL's exploration team has been evaluating the digital data received to date from De Beers for the exploration work completed on the 51,109 acres that comprise the "New Century Project". This Project includes 21 mining leases acquired from MPV, Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of The Doyle Project. Two of the acquired leases are centered 5 km north of the Gahcho Kue diamond deposit currently being prepared for production by De Beers, and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. A preliminary view of the data received to date indicates that all of the acquired leases have exploration potential to find new kimberlites.

The acquired leases contain the MZ Lake Kimberlite sheets (shallow dipping sheet-like kimberlite bodies). Four separate kimberlite sheets have been discovered by drilling and all are diamondiferous. One of the kimberlite sheets has been traced for 1 km along strike, although at this time, little is known about the extensions to depth. The kimberlite intersected in drill holes varies from 7 cm to 2.19 m with the largest combined kimberlite intersection of 3.49 m in one drill hole. In drill hole MPV-01-73, 27 microdiamonds and 1 macrodiamond were recovered from just 5 kg, a most encouraging result. The MZ system of kimberlite sheets is being evaluated as information is received from De Beers. Once all the information is obtained, a drill program to continue the evaluation of the MZ area will be formulated.

A geophysical software program designed to assist in the interpretation of EM surveys, has modeled a kimberlite target 200 m in diameter in New Century Lake. The target is supported by kimberlite indicator minerals and a drill program is being planned to test this target this spring. A number of areas have been identified for follow up exploration.

In the Doyle area, up to 14 ground geophysical surveys are planned to further evaluate targets for the planned spring drill program. These surveys are directed to finding kimberlite pipes. Three targets have already been selected for drilling.

Fishback Project, Southwest Slave Craton

The Fishback property, consisting of claims and leases that together contain 36,664 acres, is located 65 km northwest of Yellowknife.

Beginning at the end of January, the 2006 exploration program consisted of a ground gravity survey over an area of the lake containing the "Big Hole", which had not been covered by the previous ground gravity survey, and an airborne geophysical survey over all of the claims and leases. Results from both surveys, which were completed in February, have now been received and are being evaluated.

The previous ground gravity survey outlined a gravity low, the centre of which will be drilled next winter. Drill hole FB-05-11 drilled in 2005 on a portion of the gravity low and coincident EM conductor encountered alteration containing kimberlite indicator minerals. The planned drill program will target the kimberlite indicated by the alteration.

Additional drill targets may be identified when the results of the 2006 geophysical surveys are received.

Properties In The Central Slave Craton

On the basis of results from indicator mineral sampling, drill targets have been identified on the Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South and BP claim areas within the CH Project Area. The Company plans to continue drilling as funds permit and expects the next drill program to begin in late May 2006. The diamond drill has remained on the Zip property in anticipation of spring drilling.

Between August 27th and September 17, 2005, five targets were selected for drilling on the basis of indicator mineral trains and geophysical anomalies. One target was drilled on the Starfish properties and four targets drilled on the Zip property. The Starfish and Zip properties are part of the larger CH Project area, located 270 kilometers north northeast of Yellowknife.

On the Starfish property, vertical drill hole CH 05-013, testing a land-based magnetic anomaly, encountered mafic magnetic gneissic rocks within a rock assemblage of granites, gneisses and pegmatites. The magnetite content of the rocks explains the magnetic anomaly drilled.

On the Zip property, four targets were tested. The first was target ZI 03-A018, a geophysical anomaly in a lake up ice from a strong indicator mineral train. It was tested by a 45 degree-angle hole drilled from the shore of the lake to a depth of 161 m. The hole encountered metavolcanic rocks containing up to 25% of sulphides consisting of magnetic pyrrhotite, the likely cause of the geophysical anomaly.

The second target drilled on the Zip property was a large, approximately 250 m x 250 m, resistivity low anomaly within a deep lake, with good indicator mineral support leading to the lake shore. The attempt to drill this target, ZI 05-A181, with a 45 degree drill hole from shore was not successful as the drill was unable to deal with the thick amount of overburden and the hole was abandoned at 42.7 m without entering bedrock. A second attempt to drill this target, but with a vertical hole from the ice is planned for the winter season and the drill has been left near the site for this purpose.

The third target drilled, ZI 03-A062 at –45 degrees from shore under a lake encountered clay and massive pyrrhotite, explaining the geophysical anomaly but leaving the source of the indicator minerals open for further exploration

The fourth and last target drilled, ZI 05-A179, was targeted on a resistivity conductor at a break in a diabase dike; 27 metres of overburden was encountered in a vertical drill hole after the first attempt to drill an angle hole was abandoned in overburden due to the limitations of the drill. Bedrock consisted of dolomite overlying aplite. The clay rich overburden was the likely cause of the resistivity anomaly.

The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. The presence of sulphides within the metasediment and metavolcanic rocks in the area produces many geophysical anomalies. To determine the source of the indicator mineral samples, more detailed sampling is required. An additional 37 samples were collected from the CH project area in the fall of 2005.

GOLD PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100% owned property was the first property acquired by the Company in 1981. Since that time the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better, and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. The mineral property, including a new mineral tenure staked in 2005, consists of 4,878 hectares.

In 1991, Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the low price of copper precluded a follow up program. Now the demand for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome soil samples which had been analyzed for only six elements.

During the last quarter of 2005, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The analytical results, compiled by consultant Paul W. Richardson, Ph.D., P. Eng., has substantiated the significant copper potential of the McConnell property and Dr. Richardson has recommended that the remaining archived samples be submitted for analysis and that the area of the soil geochemical surveys be extended.

The McConnell property is located 15 km southeast of the Kemess South operating open pit copper mine.

Happy Creek Project, Nevada, USA

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998 Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done. This quarter the drill samples were taken from storage and sent out for fluid inclusion studies.

If the results from these studies continue to support gold deposition a deeper drill program will be required.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 28, 2006, the Company's deficit was approximately $13,409,771.

Shares Reserved for Future Issuance: Dilution

As at February 28, 2006, there were 5,276,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at February 28, 2006, the Company had incurred exploration costs on mineral properties of $462,574 (charter aircraft $8,024; drilling and sampling $122,559; licences, recording fees and lease payments $56,364; salaries and wages $9,161; surveys $199,970; technical and professional services $51,026; transportation $5,586 and project supplies of $9,884). Exploration costs for the period ended February 28, 2006 are higher than 2005 by $200,877, an increase of 77%. Higher costs in 2006 were from: an airborne survey completed over the Fishback Lake property; analyses of the samples taken from the 2005 Doyle mini bulk sample program which collected approximately 45 tonnes of samples; and assessment fee filings and lease rental payments paid for the CH, Doyle and Fishback Lake claims.

On a per project basis, the Company spent the $462,574 exploration costs as follows: $43,379 on the CH project, $186,935 on the Doyle Lake project, $870 on the McConnell Creek, $97 on the Happy Creek Gold/Silver Property, and $231,293 on the Fishback Lake claims.

The Company reported a net loss of $188,508 for the period ended February 28, 2006 compared to a net loss of $121,053 for the period ended February 28, 2005 (an increase of 56% from 2005 to 2006). General administration expenses for the period ended February 28, 2006 were $227,075 compared to $169,008 for the period ended February 28, 2005 (an increase of 34% from 2005 to 2006). The increase in general administration expenses was primarily due to an increase in stock based compensation (2006 - $89,585; 2005 - $23,385) and corporate relations expenses.

Stock based compensation increased due to a change in the Company's Stock Option Plan. The Company adopted a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. All of the stock based compensation expenses related to new stock options and stock options that were not fully vested (except for investor relations consultants' options) were charged immediately to the period ended February 28, 2006, when the plan was accepted by the TSX Venture Exchange in January 2006. Corporate relations increased as a result of agreements with two investor relations firms signed late in 2005. Consulting fees, shareholders meetings and reports and office expenses decreased in 2006. Revenue for the period ended February 28, 2006 was $9,219 consisting of interest income compared with $3,205 for the period ended February 28, 2005. The funds raised during the year 2005 and the period ended February 28, 2006 were higher than 2004 and generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

There were no acquisitions, dispositions or write off of properties during the period ended February 28, 2006.

Related Party Transactions

During the three months ended February 28, 2006, the Company was billed $22,000 (February 28, 2005 – $24,125) by one director, including $18,000 (February 28, 2005 - $18,000) for consulting fees and $4,000 (February 28, 2005 - $6,125) for technical and professional services. As at February 28, 2006, $4,000 was included in accounts payable (February 28, 2005 - $3,875).

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $40,902, $42,589, $42,589 and $10,647 are required in the years 2006, 2007, 2008 and 2009, respectively, under the agreement.

The Company has a mortgage loan on its Yellowknife house of approximately $38,285 which becomes due on December 3, 2006.

Critical Accounting Policies

See Managements Discussion and Analysis for the year ended November 30, 2005.

Subsequent Events

Subsequent to February 28, 2006, the following occurred:

(a) 662,500 stock options expired unexercised;

(b) the Company issued 512,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $122,500; and

(c) the Company granted 860,000 stock options to employees, directors and consultants for a period of five years. These options are exercisable at $0.20 per common share and will expire on March 23, 2011.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 28, 2006. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)
Total Revenues	9,219	7,599	7,756	6,415	3,205	6,919	265	784
Net Income (Loss)	(188,508)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)
Net income (loss) per share	(0.002)	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at February 28, 2006 of $965,710 compared with $572,242 as at February 28, 2005. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 28, 2006 the Company had $24,132 (2005 - $38,901) of long-term debt (mortgage loan) outstanding.

For the period ended February 28, 2006, the Company experienced a negative cash flow of $181,666 (2005 - $173,485) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as consulting fees, office services and shareholders meetings and reports and an increase in corporate relations and legal and audit fees. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at February 28, 2006 was $1,038,659 (2005 - $672,787). The increase in cash position compared to February 28, 2005 was due principally to more funds raised in 2005 and the first quarter of 2006 in comparison to the financing raised in 2004 and first quarter of 2005. In 2005 $2,997,457 was raised (2004 - $2,483,815) and $592,662 (2004 - $882,400) was carried forward for spending in 2006. In the first quarter of 2006, private placements totalled net $1,018,613 (2005 - $220,884). See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended February 28, 2006:

(a) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

    The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

(b) the Company issued 115,000 common shares upon the exercise of stock options at $0.20 per common share, for gross proceeds of $23,000;

(c) the Company granted 120,000 stock options for a period of five years. These options are exercisable at $0.20 per common share and will expire on December 7, 2010;

(d) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375;

(e) the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases; and

(f) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and will be voted on by the Shareholders at the Company's Annual and Special General Meeting.

At February 28, 2006 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.25/$0.30	March 8, 2007
582,500	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

See Notes 2 and 3 of the Consolidated Financial Statements for February 28, 2006.

See Subsequent Events section.

Outstanding Share data as at April 26, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	**96,690,445**

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	205,000	$0.20	July 16, 2006
Options	419,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	745,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	405,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	860,000	$0.20	March 23, 2011
Total	**4,961,000**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	3,160,227	$0.30	Dec. 23, 2006
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	582,500	$0.25/$0.30	March 15, 2007
Warrants	7,777,778	$0.20/$0.22	April 29, 2007
Warrants	1,666,666	$0.20/$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Total	**16,307,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

Raymond A. Hrkac
President and CEO

Nick DeMare
Director and CFO

82-1209

GGL DIAMOND CORP.

July 10, 2006

PRESS RELEASE

GGL DIAMOND ANNOUNCES NI 43-101 REPORT, DOYLE PROPERTY, NWT

Vancouver, British Columbia - GGL Diamond Corp. (TSXV: GGL) is pleased to announce that it has obtained a National Instrument 43-101 compliant report on exploration activities on GGL's Doyle Property, Northwest Territories.

The information provided on the exploration activities on the Doyle Property is contained in a Technical Report dated March 3, 2006 authored by Judith A. Stoeterau, P. Geol., a qualified person who was not independent of GGL at that time because she had been providing consulting services to GGL. The Technical Report will be filed on www.sedar.com within the next few days.

The following information is extracted from the Technical Report:

Summary

The report is a review of the diamond exploration programs conducted on GGL's 100% owned Doyle Property from 1995 to 2005, specifically a combination of airborne magnetic/electromagnetic surveys, glacial till sampling for kimberlite indicator minerals, reverse circulation and core drilling programs, mini-bulk sample, and microdiamond and dense media separation analyses of kimberlite from the Doyle sill. Recommendations are made to further delineate and sample the Doyle sill and to proceed to test additional kimberlite indicator mineral and geophysical targets located on the Doyle Property.

Interpretation and Conclusion

The Doyle Property lies within an area of northern Canada that is highly prospective for the discovery of diamondiferous kimberlite bodies. Just four kilometres to the north lies the Gahcho Kue cluster of kimberlite bodies, three of which are being developed by De Beers/Mountain Province/Camphor Ventures into an open pit mine. The Doyle Property is completely surrounded by other companies and it is expected that continued exploration by all companies including GGL will discover other kimberlite bodies in the area.

It is generally understood kimberlite bodies tend to occur in clusters and that there may be a structural control in the general distribution of kimberlite in a field. In the area of the Doyle Property there is a clear relationship between the direction of the Doyle sill and the location of the Gahcho Kue cluster, as well as the Kelvin and Faraday occurrences.

GGL and De Beers have employed the standard systematic approach to diamond exploration used successfully by other companies in northern Canada: reconnaissance to detailed glacial till sampling, airborne geophysical surveys, target definition and drilling programs. Qualified

contractors and laboratories have been used consistently and proper QA/QC (Quality Assurance/Quality Control) methods were used during the collection and analysis of samples.

Kimberlite bodies can have many different geophysical characteristics, and the Company continues to research and apply new geophysical interpretation methods and surveys, following up resulting anomalies with ground checks and drill programs. It should be kept in mind that kimberlite bodies in the area may be lacking indicator mineral trains completely, leaving their discovery entirely dependant on geophysical interpretation.

The Author noted during the review of data that eclogitic garnets may not have been picked in a number of the glacial till sampling programs, specifically those handled by De Beers. GGL should conduct a random audit of a limited number of heavy mineral concentrates of samples collected by De Beers on the Doyle property.

The mini bulk sample taken in 2005 returned a composite total of approximately 6.155 carats of commercially sized diamonds from 45.5 tonnes of material for a calculated grade of 0.135 carats per tonne (Figure 13). Mr. Howard Coopersmith, P. Geol., diamond consultant and Qualified Person for the Company reports the largest diamonds are a 1.25 carat off-white industrial stone and a 0.83 carat colourless clear tetrahexahedroid crystal of high gem value.

The Company should proceed to:

- Continue to carry out grid-based core drill programs to further delineate the sill both down-dip and along strike for resource estimations as well as the presence of a widening or blow along the sill. As shown by the three core drill holes at Tee Lake and at the MZ kimberlite complex to the north, the Doyle may have multiple intrusive layers. Deep holes in selected locations could be used to test the theory.

- Conduct an audit of the heavy mineral concentrates from all pre-2004 till sampling programs with the primary purpose of checking for eclogitic garnets and the secondary purpose of confirming the reliability of the data.

- Review the Doyle mineral indicator train and conduct infill sampling if warranted. There are strong indications the train may be masking dispersal from other kimberlite sources. Any counts of chrome diopside should be viewed as a separate train, as the sill itself is virtually devoid of that indicator mineral.

- Follow up known target areas throughout the Property with ground checks and core drill programs.

Recommendation

The recommended work program consists of a continued grid-based core drill program on the Doyle sill. GGL should also proceed to drill test individual targets on the Property, explore the possibility the Doyle sill may have multiple layers as indicated by the kimberlite intersections at

GGL DIAMOND CORP.

Tee Lake, review the Doyle sill indicator train data, and conduct an audit of the pre-2004 heavy mineral concentrates.

Proposed Exploration Budget

Doyle Sill	
Continued core grid drilling program (1500m)	$600,000
Individual core drill targets (6-8)	$250,000
Train studies, HMA audit	$ 70,000
Laboratory analyses, drill programs	$ 50,000
Land administration/report writing/fees	$ 25,000
Total proposed budget	$995,000

It is the Author's opinion the Doyle Property has significant potential both in the continued delineation of the diamondiferous Doyle sill and in the discovery of new kimberlite bodies. The above budget is in keeping with expenditures necessary in this area of the Northwest Territories to carry out the proposed program, although increasing fuel prices add a degree of uncertainty.

Current Exploration

The Company began a program of ground geophysical surveys and the drilling of selected lake targets in the Doyle/New Century Areas in April/May of this year. An early spring thaw ended the program prematurely leaving the remaining lake targets for a winter program. At the present time a summer program of ground surveys and sampling and the diamond drilling of land based targets is underway, this program is expected to include further testing in the Doyle Sill area.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploration drilling, exploitation activity and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

July 26, 2006

PRESS RELEASE

Diamonds Recovered from the Bishop Kimberlite on the Courageous Property

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL), is pleased to report the recovery of diamonds from the Bishop Kimberlite (Target A085, New Release June 12, 2006). The Bishop Kimberlite was discovered during the spring drilling program on the Company's 100% owned Courageous Property located approximately 40 kilometres south of the Ekati Diamond Mine, Northwest Territories.

The discovery of a diamondiferous kimberlite in this new area raises the possibility of the presence of a cluster of kimberlites as kimberlites seldom occur alone. In addition to the further exploration of the Bishop Kimberlite detailed exploration is planned for the area.

Three angle holes were drilled into the A085 target, which consists of a magnetic high anomaly flanked by an electromagnetic anomaly on the west and a gravity low on the east. Three diamond drillholes were completed, one hole into each of the three geophysical anomalies. Drill hole CH-06-020 was drilled into the magnetic high and encountered a macrocrystic, magmatic (hypabyssal) kimberlite from 98.52m to 100.6m within a six metre zone of alteration, most likely a dyke intrusion. Drill hole CH-06-021 was drilled to test the gravity low and intersected kimberlite between 76.64m and 119.45m, a total of approximately 43m (approximate true width of 38m). In contrast to the intersection in CH-06-020, the kimberlite in CH-06-021 is variable. It comprises an upper interval of approximately 4m of highly weathered, partially disaggregated kimberlite, followed by approximately 4m of magmatic kimberlite, and a lower section of fine-grained, variably weathered kimberlite. Based on macroscopic examination, this material is interpreted to be volcaniclastic in origin. Only this lower section contained sufficient kimberlite for microdiamond analysis. Drill hole CH-06-022 was drilled to test the EM anomaly, three narrow fine-grained porphyritic intrusions were intersected, and require classification by petrographic analysis.

Mineral Services Canada Inc. has been engaged to conduct a petrographic study of the kimberlites encountered and indicator mineral analysis to further evaluate the diamond potential of the kimberlites.

Ten samples of probable volcaniclastic kimberlite from drill hole CH-06-021, weighing a total of 78.2 kilograms, were submitted to Saskatchewan Research Council for diamond recovery by caustic fusion. Six of the ten samples contained one or more microdiamonds for a total recovery of 11 diamonds with the largest diamond recovered on the 0.212 mm bottom sieve, it is a colorless, clear octahedron. The detailed results are shown below.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

Interval (m)		Weight (KG)	Bottom Sieve Size (mm)			Total Diamonds
From	To		0.075	0.106	0.212	
76.6	80.3	8.5	2	0	0	2
[illegible]	87.0	[illegible]	[illegible]	[illegible]	[illegible]	3
87.0	89.6	8.0	2	0	0	2
89.6	92.6	8.1	2	0	0	2
92.6	95.1	8.6	0	0	0	0
95.1	97.8	8.0	0	1	0	1
97.8	100.6	8.0	1	0	0	1
100.6	104.7	8.0	0	0	0	0
104.7	108.2	8.0	0	0	0	0
108.2	110.6	5.5	0	0	0	0
TOTALS		76.2	8	2	1	11

The Courageous Property is part of the extensive CH Project area exploration and claim acquisition program that started in the winter of 2000. To date the Company has incurred approximately $6 million to CH-area exploration consisting primarily of sampling, geophysical surveys and data interpretation, all with the objective of identifying kimberlite targets. Three kimberlites, Rainer, Adams and Shasta, located 20km north of the Bishop kimberlite were discovered in 2001 as part of this exploration campaign.

The CH claim groups, 100% owned by the Company, include, MacKay, Courageous, G Claims, Seahorse, Siloo, Starfish, Zip, Winter Lake North and Winter Lake South, totaling over 300,000 acres. Each of the claim groups contains kimberlite indicator minerals from the diamond stability field. Drill targets have been defined and new areas need additional detailed sampling and/or ground geophysical surveys.

This program is operated by GGL, under the supervision of Chris Hrkac in Yellowknife and Torrie Chartier, M.Sc., P.Geo., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Asconta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-888-684-4209 Email: info@ascontacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.